FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2020

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

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AstraZeneca PLC

INDEX TO EXHIBITS

1.
Atacand to be divested to Cheplapharm in more than 70 countries

30 October 2020 07:00 GMT

Atacand to be divested to Cheplapharm in more than 70 countries

Agreement supports strategy of focusing on newer medicines in main therapy areas

AstraZeneca has agreed to sell the commercial rights to Atacand (candesartan cilexetil) and Atacand Plus (a fixed-dose combination of candesartan cilexetil and hydrochlorothiazide) in around 70 countries globally to Cheplapharm Arzneimittel GmbH (Cheplapharm).

Atacand is a prescription medicine approved for the treatment of heart failure (HF) and hypertension. Atacand Plus is approved for the treatment of hypertension.

Ruud Dobber, Executive Vice President, BioPharmaceuticals Business Unit, said: "This agreement forms part of our strategy to carefully manage the mature medicines, enabling reinvestment in our main therapy areas to bring innovative new medicines to patients. Cheplapharm previously acquired the rights to Atacand in Europe and will now ensure continued patient access to this important established medicine in additional countries across the globe."

AstraZeneca will continue to manufacture and supply Atacand and Atacand Plus and will continue to commercialise the medicine during a three-year transition period. The agreement covers a total of more than 70 countries.1

Financial considerations
Cheplapharm will pay AstraZeneca a total of $400m in non-contingent consideration, of which the present value will be recognised as Other Operating Income upon completion of the transaction, anticipated during the fourth quarter of 2020. The divestment will not impact the Company's financial guidance for 2020.

Of the $400m consideration, $250m will be payable on completion and the remainder in the first half of 2021.

Pursuant to London Stock Exchange listing rule 10.4.1R (notification of class 2 transactions), in 2019, Atacand and Atacand Plus generated sales of $148m and profit before tax of $89m in the countries covered by the agreement. The gross book value of assets subject to the divestment as at 31 December 2019 was nil. The consideration will be paid in cash and the proceeds used for general corporate purposes.

Atacand
Atacand (candesartan cilexetil) is a selective, AT1 subtype angiotensin II receptor antagonist that is indicated for the management of hypertension in adults and children/adolescents, as well as HF in adults. Atacand Plus is indicated for the management of hypertension when candesartan or hydrochlorothiazide monotherapy is not sufficiently effective. Atacand was developed in collaboration with Takeda Pharmaceutical Company Limited. Each company held the exclusive rights to the medicine in certain countries; in other countries, Atacand was co-marketed.

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in three therapy areas - Oncology, Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Contacts
For details on how to contact the Investor Relations Team, please click here. For Media contacts, click here.

References
1. Countries include: Angola, Argentina, Aruba, Australia, Bahamas, Bahrain, Bermuda, Barbados, Benin, Botswana, Brazil, Brunei Darussalam, Burkina Faso, Cameroon, Canada, Cayman Islands, Chile, Colombia, Congo, Costa Rica, Curaçao, Côte D'Ivoire, Djibouti, Dominican Republic, Ecuador,
Egypt, El Salvador, Gabon, Georgia, Ghana, Guatemala, Guinea, Haiti, Honduras, Iraq, Jamaica, Jordan, Kenya, Republic of Korea, Kuwait, Lebanon, Libya, Madagascar, Malaysia, Mali, Mauritania, Mauritius, Mexico, Namibia, New Zealand, Nicaragua, Niger, Nigeria, Oman, Palestine, Panama, Peru, Qatar, Russian Federation, Saudi Arabia, Senegal, Singapore, South Africa, Sri Lanka, Sudan, Togo, Trinidad and Tobago, Tunisia, Turkey, Ukraine, United Arab Emirates, Uruguay, Yemen.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 30 October 2020

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary